UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, September 25, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

On September 21, 2018, a Peruvian journal published an article by which they informed that the Graña y Montero group hired the investment bank Landmark to close the sale of our subsidiary, Adexus S.A. (“Adexus”).

The article contained certain inaccuracies that we clarified through a public notice addressed to the Superintendencia Nacional de Valores, the Peruvian securities regulator, which we filed on September 24, 2018.

In the public notice, we stated certain facts including, but not limited to, the following:

1)	We have hired the investment bank Landmark as consultant on the sale of our subsidiary, Adexus. However, it is not possible to confirm the estimated amount of the transaction, which will be determined during the sale process. Likewise, to date, we have not formally initiated any type of negotiation or signed any binding documents for the sale.

2)	On August 2, 2018, we signed the sale agreement of our stake in CAM Chile SpA S.A. and CAM Servicios del Perú S.A. The transfer of shares and the sale price are subject to certain conditions precedent and price adjustments, respectively.

Finally, we reiterate our commitment to keep the market informed when the events described in the foregoing paragraphs occur.

Sincerely,

___________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: September 25, 2018